CLEARANT, INC.
11111 Santa Monica Boulevard, Suite 650
Los Angeles, California 90025

formerly known as:
BLISS ESSENTIALS CORP.
5050 Kingsway, 2nd Floor
Burnaby, B.C., Canada V5H 4H2

Commission File No.: 0-32885

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is being mailed on or about April 1, 2005, to the holders of record on March 31, 2005, of the shares of our common stock. It is being furnished in connection with the appointment of certain individuals to our board of directors without a meeting of the stockholders, resulting in a change in control of our company. On March 31, 2005, we did the following:

•	Entered into a Merger Agreement with Clearant, Inc., a Delaware corporation, and our three directors, Thomas Gelfand, Howard Gelfand and Kathleen Rufh, who also collectively own a majority of our currently outstanding shares of common stock.

•	Entered into an Asset Purchase Agreement with Messrs. Gelfand and Ms. Rufh.

•	Changed our name from Bliss Essentials Corp. to Clearant, Inc., appointed new executive officers, and changed our principal office location.

•	Increased the number of our directors to five, and appointed John Wehrle and Alain Delongchamp to our board of directors, effective immediately.

•	Accepted the resignations of Thomas Gelfand, Howard Gelfand and Kathleen Rufh from the board, and appointed Dr. Nolan Sigal, Dr. Hervé de Kergrohen and Richard A. Anderson to our board of directors, all to be effective ten days after the filing and distribution of this Information Statement.

These transactions are described in more detail in the Current Report on Form 8-K dated March 31, 2005, filed with the Securities and Exchange Commission. Copies of the Merger Agreement and Asset Purchase Agreement are attached as Exhibits 10.1 and 10.2 thereto.

No action is required by our stockholders to accept the resignations of Messrs. Gelfand and Ms. Rufh, or to appoint Drs. Sigal and de Kergrohen and Mr. Anderson to our board of directors. However, Section 14(f) of the Securities Exchange Act of 1934 requires us to mail the information contained in this Information Statement to our stockholders at least ten days prior to the date the new majority take office as directors.

Our principal executive office is currently located at 11111 Santa Monica Boulevard, Suite 650, Los Angeles, California 90025. Our telephone number is (310) 479-4570.

VOTING SECURITIES
DIRECTOR DESIGNEES
DIRECTORS AND EXECUTIVE OFFICERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Summary Compensation Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
COMMITTEES OF THE BOARD OF DIRECTORS

VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. On March 31, 2005, there were 35,829,350 shares of our common stock issued and outstanding.

DIRECTOR DESIGNEES

Our board of directors currently consists of five members. Two of our directors, John Wehrle and Alain Delongchamp, were designated by Clearant effective March 31, 2005, and each will hold office until his successor is elected and qualified or until his death, resignation or removal.

Our remaining three directors, Thomas Gelfand, Howard Gelfand and Kathleen Rufh, have resigned, effective ten days following the filing and distribution of this Information Statement, and on that date Dr. Nolan Sigal, Dr. Hervé de Kergrohen and Richard A. Anderson will take office as directors.

CHANGE IN CONTROL

Each of the foregoing new directors has accepted the appointment as a director, and ten days following the filing and distribution of this Information Statement, the persons named above will take control of our company from our existing directors. This change in control is a result of their appointment as directors in accordance with the Merger Agreement.

Pursuant to the Merger Agreement, we issued 25,000,000 shares of our common stock in exchange for all of the issued and outstanding shares of Clearant. In addition, pursuant to an Asset Purchase Agreement we entered into with Messrs. Gelfand and Ms. Rufh on March 31, 2005, a copy of which is attached as Exhibit 10.2 to our Form 8-K filed with the Securities and Exchange Commission on March 31, 2005, 8,470,000 shares of our common stock owned by them were canceled.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning our current executive officers and directors who will remain, and the new directors taking office in ten days:

Name	Age	Position
John Wehrle	52	Director
Alain Delongchamp	46	Director and Chief Executive Officer
Nolan H. Sigal	55	Director Elect
Hervé de Kergrohen	47	Director Elect
Richard A. Anderson	35	Director Elect
Donald J. Lewis	54	Chief Financial Officer

John Wehrle has served on Clearant’s Board of Directors since August 2004 and has been its chairman of the Board since October 2004. Mr. Wehrle is currently a Managing Partner in Gryphon Investments and a Partner in Acartha Group, LLC. Gryphon Investments is the general partner of Gryphon Holdings, L.P. (1999) and Gryphon Holdings II, LLP (2000), St. Louis-based private equity funds focused on investments in development and market stage applied technology opportunities. Gryphon Holdings was an investor and participant in the public offerings of Scient (SCNT) and Interworld (INTW). More recently, Acartha Group, founded in 2003 as an alternative asset manager, was an investor and participant in the public offering of Kanbay International (KBAY). Prior to 1999, Mr. Wehrle was President and Chief Executive Officer of Heartland Capital Partners, L.P., a Dallas-based private equity fund, from July 1997 through September 1998. Prior thereto, Mr. Wehrle served as Managing Director and Head of

Mergers and Acquisitions for A.G. Edwards & Sons, Inc. from July 1994 to July 1997. From 1989 to 1994, Mr. Wehrle was a Vice President of The Dyson-Kissner-Moran Corporation, a New York-based holding company engaged in the leveraged acquisition and development of portfolio companies. Prior thereto, Mr. Wehrle served as a Managing Director of the Chase Manhattan Bank, N.A. from 1986 to 1989 where he led a structured finance group, participating in the majority of LBO transactions financed by Chase Manhattan Bank during this period. Mr. Wehrle is currently a Director and Chairman of the Audit Committee of Consolidated Delivery & Logistics, Inc. (CDV), a New Jersey-based same day delivery and logistics concern and is a director of several Gryphon Investments investee companies. Mr. Wehrle was associated with Touche Ross & Co. (St. Louis) and Price Waterhouse (New York and London) from 1977 to 1986. He is a graduate of Washington University in St. Louis and the St. Louis University School of Law.

Alain Delongchamp has served as Clearant’s Chief Executive Officer since February 2005, served as Chief Financial Officer from January 2001 to February 2005, and has served a director since January 2001. From 1996 to January 2001, Mr. Delongchamp held several titles at Aventis Behring, most recently Senior Vice President of Commercial Operations, and Vice President, General Manager and Vice President, Global Strategic Marketing. While at Aventis Behring, Mr. Delongchamp was responsible for their $400 million American Marketing & Sales Division, including developing and implementing long- and short-term product strategies for all therapeutic products. From 1994 to 1996, Mr. Delongchamp served as Senior Director of Marketing at Sanofi Winthrop Pharmaceuticals.

Nolan H. Sigal, M.D., Ph.D., has served as a director of Clearant since June 2002. Dr. Sigal is currently President of Trellis Bioscience, Inc. in South San Francisco, CA, a biotechnology company focused on cellular informatics and novel antibody detection technology. From 2000 through 2002, Dr. Sigal served as Executive Vice President, Research and Development, and Chief Scientific Officer at Cytokinetics, Inc. (CYTK), a biotechnology company. From 1994 to 1999, Dr. Sigal served as Senior Vice President, Drug Discovery for Pharmacopeia, Inc. (PCOP), where he was a founder and Pharmacopeia’s Vice President of Biology. From 1984 through 1994, Dr. Sigal held several scientific and management positions with Merck & Company Inc., including Executive Director of Immunology Research where he was responsible for the development of novel therapies for autoimmune diseases and allograft rejection. Dr. Sigal is the author of over 100 publications and several patents.

Dr. Hervé de Kergrohen has served as a director of Clearant since December 2001. Since August 2002, Dr. de Kergrohen has been a partner with the European venture capital firm CDC Ixis Innovation in Paris, and an advisor to several financial institutions, including Lombard Odier Darier Hentsch & Cie, in Geneva, and Global Biomedical Partners, in Zurich. Since 2001, he has been Chairman of BioData, an international healthcare conference in Geneva. Dr. de Kergrohen sits on several boards of U.S. and European private health care companies, including the Swiss company Kuros BioSurgery and Bioring SA (since 2003), and the French company Exonhit and Entomed (since 2002). From 1999 to 2001, Dr. de Kergrohen was Head Analyst for Darier Hentsch, Geneva and Manager of its CHF 700 million health care fund. From 1997 to 1998, Dr. de Kergrohen was the Head Strategist for the international health care sector with UBS Brinson of Chicago, and a Manager of CHF 700 billion for UBS AG, Zurich.

Richard A. Anderson has more than a decade of experience in business development, strategic planning and financial management. He has served as a Director and member of the Audit Committee of Hythiam, Inc. (HYTM) since September 2003. He was the Chief Financial Officer of Clearant from November 1999 to March 2005 and has been a Director since November 1999. He served as Chief Financial Officer of Intellect Capital Group, a private equity venture capital investment firm, from October 1999 through December 2001. From February through September 1999, he was an independent financial consultant. From August 1991 to January 1999, Mr. Anderson was with PricewaterhouseCoopers, LLP, most recently a Director and founding member of PricewaterhouseCoopers Los Angeles Office Transaction Support Group, where he was involved in operational and financial due diligence, valuations and structuring for high technology companies. He received a B.A. in Business Economics from University of California, Santa Barbara.

Donald J. Lewis, CPA, joined Clearant as Chief Financial Officer in March 2005. From July 2003 to March 2005, Mr. Lewis provided financial leadership through consulting arrangements to troubled companies, including American Flyer Bicycle (manufacturing and distribution), Costa Macaroni Manufacturing (food manufacturing), , Metric Machining (parts manufacturing), Morrison & Burke (commercial printing), Sienna (food brokage), L’Koral Industries (garment manufacturing). From April 2004 to June 2004, he served as Chief Financial Officer and managed the sale of the operating assets for Checkmate Staffing, Inc. which had previously filed for Chapter 11 bankruptcy in December 2003. From 2001 through May 2003, Mr. Lewis served as Chief Financial Officer and Chief Operating Officer of Applause, LLC, a designer and distributor of plush toys and gifts. From 1998 through May 2001, Mr. Lewis served as the Senior Vice President and Chief Financial Officer, and Board Member of Global Health Sciences, Inc, a $250 million publicly-held designer & manufacturer of nutritional products. Global Health Sciences filed for Chapter 11 bankruptcy in January 2001. Mr. Lewis managed all financial and legal aspects of the bankruptcy and the sale of the company to a strategic buyer.

We consider Alain Delongchamp and Donald J. Lewis to be our executive officers. We do not have employment agreements with our executive officers.

Thomas Gelfand is the father of Howard Gelfand. There are no other family relationships among any of our directors, executive officers or key employees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are a party to the Asset Purchase Agreement with Thomas Gelfand, Howard Gelfand and Kathleen Rufh, pursuant to which we are transferring to them the entire soap business previously conducted by our company, in consideration of the surrender and cancellation of 8,470,000 shares of our common stock owned of record and beneficially by the them, plus assumption of all liabilities related to the soap business.

We are also a party to the Merger Agreement with Clearant, pursuant to which the persons listed in the chart under Security Ownership of Certain Beneficial Owners and Management below will receive our common stock and become officers, directors or greater than 5% stockholders.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

We do not currently compensation our directors in cash for their service as members of our board of directors. We do reimburse our directors for reasonable expenses in connection with attendance at board meetings.

Executive Compensation

The following table sets forth certain annual and long-term compensation paid to our Chief Executive Officer and each of our two other most highly compensated executive officers during the years ended December 31, 2003 and 2004. We did not grant any restricted stock awards or stock appreciation rights during these years.

Summary Compensation Table

					Long-Term
		Annual Compensation			Compensation
				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
	Fiscal	Salary	Bonus	Compensation	Award(s)	Options	Compensation
Name & Principal Position	Year	($)	($)	($)	($)	(#)	($)
Thomas Gelfand, President and	2003	0	0	0	0	0	0
CEO	2004	0	0	0	0	0	0
Howard Gelfand, Secretary,	2003	0	0	0	0	0	0
CFO, and Treasurer	2004	0	0	0	0	0	0
Kathleen Rufh, Vice President	2003	0	0	0	0	0	0
	2004	0	0	0	0	0	0

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of March 31, 2005 by: (i) each person who we know beneficially owns more than 5% of our common stock, (ii) each of our directors, including those directors whose appointment is effective 10 days following the filing and distribution of this Information Statement, (iii) the executive officers named in the summary compensation table, and (iv) all such directors and executive officers as a group.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

     In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares of Common	Percent of Common
	Stock Beneficially	Stock Beneficially
Name	Owned (1)	Owned (1)
Terren S. Peizer (2)	4,865,441	13.6%
Biomedicine L.P. (3)	3,110,018	8.7%
Rock Creek Partners II, Ltd. (4)	2,191,837	6.1%
Affinity Ventures III, L.P.(5)	1,947,989	5.4%
John S. Wehrle (6)	1,419,665	4.0%
Richard A. Anderson (7)	263,000	*
Alain Delongchamp (8)	238,000	*
Nolan H. Sigal (9)	25,000	*
Hervé de Kergrohen (10)	12,500	*
Donald J. Lewis	—	—
Thomas Gelfand (11)	—	—
Howard Gelfand (11)	—	—
Kathleen Rufh	—	—
All directors and executive officers as a group (six persons)	1,958,165	5.5%

*	Represents less than 1% of the Common Stock beneficially owned at March 31, 2005.

Notes to Beneficial Ownership Table:

(1)	Applicable percentage ownership is based on 35,829,350 shares of Common Stock outstanding at March 31, 2005. The number of shares of common stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2)	Includes (i) 3,886,869, 250,000 and 204,572 shares of Common Stock held of record by Bowmore, LLC, Reserva, LLC and Porfidio, LLC, respectively, each of which is directly or indirectly owned by Mr. Peizer and (ii) outstanding options issued, vested and exercisable within 60 days of March 31, 2005 to purchase an aggregate 524,000 shares of Common Stock.

(3)	Includes a warrant to purchase 224,589 shares of Common Stock that expires on March 31, 2007.

(4)	Includes a warrant to purchase 157,646 shares of Common Stock that expires on March 31, 2007.

(5)	Includes a warrant to purchase 159,083 shares of Common Stock that expires on March 31, 2007.

(6)	Includes (i) 1,399,957 shares of Common Stock held of record by CFG Funding, LLC and (ii) a warrant to purchase 19,698 shares of Common Stock that expires on March 31, 2007. Mr. Wehrle is a manager of CFG Funding, LLC.

(7)	Includes outstanding options issued, vested and exercisable within 60 days of March 31, 2005 to purchase an aggregate 263,000 shares of Common Stock.

(8)	Includes outstanding options issued, vested and exercisable within 60 days of March 31, 2005 to purchase an aggregate 238,000 shares of Common Stock.

(9)	Includes outstanding options issued, vested and exercisable within 60 days of March 31, 2005 to purchase an aggregate 25,000 shares of Common Stock.

(10)	Includes outstanding options issued, vested and exercisable within 60 days of March 31, 2005 to purchase an aggregate 12,500 shares of Common Stock.

(11)	Howard Gelfand is the son of Thomas Gelfand.

COMMITTEES OF THE BOARD OF DIRECTORS

We do not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions, and therefore our entire board of directors performs such functions. We are not currently listed on any national exchange and are not required to maintain such committees by any self-regulatory agency. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. None of our current directors are independent. All directors participate in the consideration of director nominees. We do not have a policy with regard to attendance at board meetings.

We do not have a policy with regard to consideration of nominations of directors. We accept nominations for directors from our security holders. There is no minimum qualification for a nominee to be considered by our directors. All of our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the company and its stockholders.

Security holders may send communications to our board of directors by writing to Clearant, Inc., 11111 Santa Monica Boulevard, Suite 650, Los Angeles, California 90025, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

Dated: April 1, 2005

CLEARANT, INC., a Nevada corporation
By:	/s/ Alain Delongchamp
Alain Delongchamp
Chief Executive Officer